Exhibit 99.1

KONGZHONG CORPORATION ANNOUNCES COMPLETION OF GOING-PRIVATE TRANSACTION

BEIJING, China, April 13, 2017 — KongZhong Corporation (NASDAQ: KZ) (“KongZhong” or the “Company”), a leading online game developer and operator in the People’s Republic of China (“PRC”), today announced the completion of its merger (the “Merger”) with Wiseman International Limited (“Merger Sub”), a wholly owned subsidiary of Linkedsee Limited (“Parent”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated December 1, 2016 by and among Parent, Merger Sub and the Company. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 20, 2017, each of the Company’s ordinary shares, par value US$0.0000005 per share (each a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger, has been cancelled in exchange for the right to receive $0.18875 in cash per Share without interest, and each of the Company’s American depositary shares, each representing 40 Shares (each an “ADS” and collectively, the “ADSs”) issued and outstanding immediately prior to the effective time of the Merger, has been cancelled in exchange for the right to receive US$7.55 in cash per ADS without interest (less a US$0.05 per ADS cancellation fee), other than (a) Shares (including Shares represented by ADSs) owned by Mr. Leilei Wang, Chairman and Chief Executive Officer of the Company and certain of his affiliates, which are rolled over in the transaction, (b) Shares (including Shares represented by ADSs) owned by Parent, the Company or any of their subsidiaries, (c) Shares held by Citibank N.A. (whether or not represented by ADSs) and reserved for issuance and allocation pursuant to the Company's share incentive plans and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which have been cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Each certificated shareholder of record as of the effective time of the Merger who is entitled to the merger consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their share certificates in exchange for the merger consideration. Certificated shareholders should wait to receive the letters of transmittal before surrendering their share certificates. Each uncertificated shareholder of record as of the effective time of the Merger will receive an amount in cash equal to the amount of the merger consideration to which such holder is entitled as soon as practicable after the effective time. As soon as practicable after receiving the aggregate ADS merger consideration from the paying agent and upon surrender of ADS, Citibank, N.A., will pay US$7.55 per ADS in cash without interest to holders of ADSs (less a US$0.05 per ADS cancellation fee).

The Company also announced today that it has requested that trading of its ADSs on the NASDAQ Global Select Market (the “NASDAQ”) be suspended as of the close of business of April 13, 2017 (New York time). The Company requested the NASDAQ to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs on the NASDAQ and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Duff and Phelps, LLC is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Skadden, Arps, Slate, Meagher & Flom LLP is serving as the U.S. legal counsel to the Special Committee. Sullivan & Cromwell LLP is serving as the U.S. legal counsel to the Company.

Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the investor consortium led by Mr. Leilei Wang.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq since 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. Forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail: lifeng3@kongzhong.com